CLINTON GROUP
                               9 West 57th Street
                               New York, NY 10019
                               Tel: 212.825.0400
                               Fax: 212.825.0079

June 23, 2008


Select Comfort Corporation
9800 59th Avenue North
Minneapolis, MN 55442

Attention:        Board of Directors:
                           Ervin R. Shames
                           William R. McLaughlin
                           Thomas J. Albani
                           Christine M. Day
                           Stephen L. Gulis, Jr.
                           Christopher P. Kirchen
                           David T. Kollat
                           Brenda J. Lauderback
                           Kristen L. Manos
                           Michael A. Peel
                           Jean-Michel Valette


Dear Board Members:

The Clinton Group, Inc. the ("Clinton Group") is writing in response to a meeting with Select Comfort Corporation's ("Select Comfort") Chief Executive Officer on June 16, 2008 and the covenant in Select Comfort's third amendment to its credit agreement(1) that requires Select Comfort to engage AlixPartners (or a similar firm acceptable to Select Comfort's lenders) to provide recommendations on the operational and capital strategies of Select Comfort. We hold AlixPartners in high regard, and believe that they will provide insightful and useful recommendations. However, Select Comfort's Board of Directors (the "Board") and Select Comfort's management should have never let the performance of Select Comfort deteriorate to the point where Select Comfort's lenders are requiring the engagement of a turnaround firm. The Board and management should have recognized the missteps in Select Comfort's strategies and operations and should have taken corrective action much earlier. These missteps have negatively impacted the operating performance of Select Comfort well beyond the impact the economy has had on Select Comfort. In addition to the strategic and


______________________
1 We were surprised that something as important as the engagement of AlixPartners was not disclosed to the shareholders in the 8-K filing, but rather was left buried on page 20 of the exhibit.


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Select Comfort Corporation
June 19, 2008
Page 2 of 4



operational changes we previously outlined to the Board in our letter dated March 6, 2008, the Board must make immediate changes in management.

As we have stated in our previous letter, we believe that Select Comfort needs to make a number of strategic and operational changes to improve performance. These steps include:

1.   Revise marketing strategy to refocus on direct marketing.
2. Disband the "Quality of Life Advisory Board" as a wasteful use of company resources.
3.   Review its store portfolio to eliminate underperforming stores.
4. Immediately cease all new store openings and spending on unnecessary capital expenditures until sales results improve.
5. Eliminate stores in regions where the Company does not have the critical mass to justify its advertising and the overhead for that region, and then eliminate the excess regional and corporate overhead.
6. Freeze spending on the SAP system installation until it is evaluated by an independent consultant.
7. Consider subleasing or disposing of the costly new corporate headquarters and conduct a study on the future needs of the Company in light of its anticipated growth.
8.   Consider outsourcing its call center operations.(2)

While Select Comfort has taken some limited actions to address certain of these recommendations, they are not nearly substantial enough to turn around Select Comfort, and nothing we learned at the meeting on June 16 changes our views on the changes needed at Select Comfort. In fact, the meeting on June 16 strengthens our view that aggressive action on our proposed changes should be taken as soon as possible.

In particular, Select Comfort's new marketing campaign is ineffective needs to be changed, a fact that Select Comfort management acknowledged on my June 16 visit to Select Comfort. Yet, instead of immediately revising the advertising campaign and spending to address its deficiencies, Select Comfort's management, in particular its Chief Executive Officer and Chief Marketing Officer, show no sense of urgency and are not contemplating making any meaningful changes for several months--essentially wasting resources while Select Comfort's financial performance continues to deteriorate.

Because of the nature of its products, Select Comfort's marketing and advertising must be heavily weighted to direct marketing. This type of advertising informs the consumer on the qualities, benefits and value of Select Comfort's products, something that the Clinton Group has been advocating for months. Unfortunately, instead of devoting the bulk of the spending on advertising that communicates these attributes, Select Comfort management is spending its advertising dollars on short form "brand building" advertisements that do not communicate any useful information to the consumer. Yet, even when it became clear to the Chief

_________________
2 In addition, the Clinton Group had previously proposed that Select Comfort revise the Chief Executive Officer performance metrics for him to earn his 2008 base salary to align these metrics with shareholders interests. However, given that we believe an immediate change in the Chief Executive Officer must be made, this proposal is no longer applicable.


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Select Comfort Corporation
June 19, 2008
Page 3 of 4



Executive Officer and the Chief Marketing Officer that the short form "brand building" advertising was not working and that longer form, more product focused, marketing would be better (as we advocated last March) Select Comfort management plans on more ineffective short form (and thus wasteful) advertising and does not plan on making any significant change to Select Comfort's advertising until at least September.

Further, it appears that management also has mismanaged the re-branding campaign. We believe that re-branding in the midst of a turnaround only serves to create consumer confusion about Select Comfort and its products and wastes advertising dollars. Our views have been confirmed after reviewing Select Comfort's television advertising, which according to management, comprises almost all of Select Comfort's advertising. Select Comfort's television campaign advertises "Sleep Number" as the brand, with essentially no reference to the "Select Comfort" brand. However, according to management, most of the stores are branded "Select Comfort", not "Sleep Number". As a result, any consumer who sees a television advertisement may not know to go to a Select Comfort store to purchase Sleep Number products. As proposed to management during our June 16 meeting, Select Comfort should at the very least co-brand, both in ads and at the store level, for a period of time to reduce consumer confusion as much as possible.

In addition, Select Comfort's costs savings plan does not go far enough, particularly its headcount cost reductions. Select Comfort has stated that it is reducing its headcount by 170 positions, but is only incurring severance costs of $1.5 million for these reductions. Clearly the positions being eliminated are lower level positions that will not have a meaningful impact on overall selling, general and administrative expenses.

Moreover, Select Comfort's plan to continue on with the SAP implementation, particularly using internal resources rather than qualified external consultants, is a waste of resources and puts the entire company's operations at risk from a poor implementation. Implementing an enterprise software system is challenging for any company, even when using qualified experienced outside consultants. Select Comfort's plan to continue with the implementation using internal resources that have at best limited experience implementing a new enterprise software system is indicative of extremely poor judgment by management. Select Comfort's management has never articulated why it needs to spend tens of millions of dollars on implementing an enterprise software system, and given Select Comfort's financial performance the implementation should cease immediately.

We are also disappointed that the Board declined the Clinton Group's request for two Board seats, including one for Jerry W. Levin. As one of Select Comfort's largest shareholders, the Clinton Group believes that our Board representation would have been in the shareholders' interests and would have provided fresh perspectives and new ideas that we believe are much needed, given management's continued strategic and operational missteps. Given Select Comfort's requirement to engage AlixPartners and marketing and advertising missteps, we clearly are correct in our assessment. We also believe that declining Board representation to the Clinton Group is indicative of the Board entrenching itself.


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Select Comfort Corporation
June 19, 2008
Page 4 of 4



As stated earlier in this letter, Select Comfort's Board and management should have recognized the missteps in Select Comfort's strategies and operations earlier. The Board must take immediate action now to correct these mistakes and replace the Chief Executive Officer.

Please feel free to contact me at your convenience at (212) 377-4204 if you would like to discuss the forgoing. We look forward to hearing from you.


Sincerely,



Jerry W. Levin
Vice Chairman